SUPPL

0 82-01252

NESTLÉ S.A.

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

25 August 2006
SG/BDA/cs

Ladies and Gentlemen,

Please find enclosed the following documents of Nestlé S.A. (the "Company") :

- Copy of 2 management transactions as published today on the SWX Swiss Exchange Internet Site.

The Company hereby furnishes these documents to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (phone : +41 21 924 2343, mailto: bernard.daniel@nestle.com) should you have any questions.

Yours sincerely,

Bernard DANIEL
Secretary General

dlw 9/19

Encl.

AVENUE NESTLÉ 55 CH-1800 VEVEY (SUISSE) TÉLÉPHONE 021 924 21 11 TÉLÉFAX 021 921 18 85

Annonces publiées relatives aux transactions du management

Les informations relatives aux transactions du management détaillées ci-dessous ont été adressées à la SWX Swiss Exchange par les émetteurs cotés. La SWX décline toute responsabilité quant à l'exhaustivité, l'exactitude ou l'actualité de ces données. Veuillez lire notre disclaimer.

Les sociétés dont les titres sont admis au négoce sur le "Segment SWX Compatible UE" doivent s'acquitter des obligations prévues dans le cadre du maintien de la cotation à l'art. 23 du Règlement complémentaire de cotation au segment "Compatible UE" de la SWX. C'est pourquoi il est possible qu'elles n'annoncent pas les transactions du management selon l'art. 74a RC mais selon le droit européen mis en oeuvre dans un Etat-membre de l'UE. Dans ce dernier cas, les transactions effectuées par le management n'apparaissent pas sur ce site Internet.

Transactions du août 2006 au août 2006

Emetteur: nestle ☐ Annonces corrigées inclues

Rechercher et trier: par date | par émetteur | par montant 321 | par montant 123

Nombre d'annonces trouvées: **2**
Sélectionner un mois: août 2006

Emetteur	**Nestlé AG**
Date de la transaction	**24.08.2006** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Aliénation de 2'130 titres** pour un montant total de **CHF 886'612.50** (soit CHF 416.25 / titre)
Catégorie du titre	Autres
ISIN	CH0012056047
Conditions du produit	Exercise de Management Stock Options

Emetteur	**Nestlé AG**
Date de la transaction	**24.08.2006** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Aliénation de 2'000 titres** pour un montant total de **CHF 832'500.00** (soit CHF 416.25 / titre)
Catégorie du titre	Autres
ISIN	CH0012056047
Conditions du produit	Exercise de Management Stock Options